
William M. Cameron ² (WMC)
Lynda L. Cameron ³ (LLC)
Cameron Associates, Inc. 50% WMC; 50% LLC – OK Sole General Partner 73-1533495
Cameron Enterprises A Limited Partnership¹ (CELP) – OK 73-1267299
American Fidelity Pension Administrator, Inc. 100% - OK 73-1191065
American Fidelity Corporation 94% - NV 73-0966202
BTECH Warehouse, L.L.C. 100% - OK 73-1267299
ORK Investments, LLC 66.7% - OK 82-3051458
CSV, LLC 67.84% - DE 47-5180102
AF Professional Employment Group, LLC 100% - OK 26-2357874
Apple Creek Apartments, Inc. 100% - OK 73-1408485
AF Apartments, Inc. 100% - OK 73-1512985
American Fidelity Community Services, Inc. 100% - OK 26-0381859
American Fidelity General Agency, Inc. 100% - OK 73-1352431
American Fidelity Assurance Company (Insurance Company) 100% - OK 73-0714500 NAIC 60410
American Public Life Insurance Company (Insurance Company) 100% - OK 64-0349942 NAIC 60801
Market Place Realty Corp. 100% - OK 73-1160212
Health Services Administration, LLC 100% - OK 20-1805275
American Fidelity International Holdings, Inc. 100% - OK 73-1421879
Vintage Oakville Cross, LLC 100% - CA
Alcott HR Group, LLC 100% - DE 26-1638437
Alcott HR ASO, LLC 100% - DE 32-0539435
Alcott HR Group I, LLC 100% - DE 46-1641269
Balliet's, LLC 40.5% - OK 73-1529608
American Fidelity Securities, Inc. 100% - OK 73-0783902
First Financial Securities of America, Inc. 100% - TX 76-0055292
Hawaii Development, LLC 100% - OK
American Fidelity Offshore Investments, Ltd. 100% - Bermuda
American Fidelity Int'l (Bermuda) Ltd. 100% - Bermuda
American Fidelity (China), Ltd. 100% - Bermuda
Cameron International Ltd. - (CIL) 85% - Malaysia
Cameron Asia Reinsurance Brokers Ltd. 100% - Malaysia
Cameron Holdings (Thailand) Ltd. - (CHL) 100% - Thailand
Trafalgar International Ltd. 65% - CHL 35% CIL - Thailand
American Fidelity Property Company 100% - OK 73-1290496
Oklahoma Winery Partners, LLC 100% - OK 27-1517182
Lancet Entertainment, LLC 100% - OK
InvesTrust Wealth Management, LLC 100% - OK 73-1528120
American Fidelity Administrative Services, LLC 100% - OK 45-5076454
Home Rentals, Inc. 100% - OK 73-1364266
6303 Portland, LLC 100% - OK
Briarwood Holdings, LLC 100% - OK
Broadway Tech, LLC 100% - OK
American Fidelity Property Services, LLC 100% - OK 26-0422218
InvesTrust 100% - OK 73-1546867
InvesTrust Consulting, LLC 100% - OK 73-1547246
InvesTrust Retirement Specialists, LLC 100% - OK 73-1590280
HR Investment Properties, LLC 100% - OK 90-0546920
Parkite #10, LLC 100% - OK
200 Britton, LLC 100% - OK
301 Britton, LLC 100% - OK
82nd Street Development, LLC 100% - OK
Shooting Star 106, LLC 100% - OK
9000 Broadway LLC 100% - OK
Shield-O, LLC 100% - CO
1020 Snowmass, LLC 100% - OK
400 Britton, LLC 100% - OK
Fountain View Village Arizona, LLC 100% - OK

[1] Limited Partners are: CWC 1980 Trusts, LBC 1980 Trusts, JCC 1980 Trusts, WMC/LLC Insurance Trusts, WMC/LLC Trust B – 2nd, William M. Cameron Revocable Trust, WMC 2004 Family Trusts, WMC Children Minors Trusts, Lynda L. Cameron Revocable Trust, LLC 2005 Family Trusts, Caroline Cameron Revocable Trust

[2] William M. Cameron owns his interest in Cameron Associates through the William M. Cameron Revocable Trust.

[3] Lynda L. Cameron owns her interest in Cameron Associates through the Lynda L. Cameron Revocable Trust.

NOTE: Organizations that are corporations include one of the following: Corporation, Company or Inc.
Organizations that are limited liability companies include one of the following: LLC or LC